May 30, 2019

Michael Recca
Chief Financial Officer
Air Industries Group
1460 Fifth Avenue
Bay Shore, New York 11706

       Re: Air Industries Group
           Form 10-K/A for the Fiscal Year Ended December 31, 2018 Filed April 8, 2019
           File No. 001-35927

Dear Mr. Recca:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K/A for the fiscal year ended December 31, 2018

Note 1: Formation and Basis of Presentation
Going Concern, page F-7

1. Based on your disclosure here, it is not clear whether management's evaluation of substantial doubt regarding the company's ability to continue as a going concern determined that there was or was not substantial doubt. In addition, if substantial doubt existed, it is not clear whether it was alleviated because management's plans were probable of being effectively implemented and were probable of mitigating the conditions or events that raised the substantial doubt. Please revise your disclosure here and in future periodic reports - to the extent that conditions or events, considered in the aggregate, raise substantial doubt - to disclose management's evaluation and conclusions as required by ASC 205-40-50-12 or 13-14, as applicable.
 Michael Recca
Air Industries Group
May 30, 2019
Page 2
Note 3: Summary of Significant Accounting Policies, page F-10

2. We note that as of December 31, 2018 the company changed its policy to account for engineering costs. Please file a letter from your independent accountant concurring with your conclusion as to the new method's preferability in accordance with Item 601 of
         Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Theresa Brillant at 202-551-3307 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameMichael Recca                              Sincerely,
Comapany NameAir Industries Group
                                                             Division of
Corporation Finance
May 30, 2019 Page 2                                          Office of
Transportation and Leisure
FirstName LastName